Exhibit 99.1

KE Holdings Appoints New Independent Director

BEIJING, China, March 28, 2022 — KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today announced the appointment of Mr. WU Jun as an independent director of its board of directors (the “Board”). The Board also appointed Mr. WU as the chairperson of the compensation committee of the Board and a member of the audit committee and nominating and corporate governance committee of the Board. Ms. CHEN Yu will no longer serve as an independent director of the Board after her current term expires, which was also based on her career pursuit and did not result from any disagreement with the Company. These changes will be effective on March 29, 2022.

Mr. WU is the founder and has been serving as the chairman of the board of Beijing Radium Lab Technology Co., Ltd. since 2018. He is a co-founder of Beijing Wisdon Technology Co., Ltd. where he joined in 2017. From 2010 to 2017, Mr. WU held various positions, including chief executive officer, chief financial officer and executive vice president, at AsiaInfo Holdings, LLC (formerly known as AsiaInfo-Linkage, Inc., a provider of telecommunication software solutions and services in China that was listed on the Nasdaq from 2000 to 2014). From 2008 to 2010, Mr. WU served as the chief financial officer of iSoftStone Information Technology (Group) Co., Ltd., a subsidiary of iSoftStone Holdings Limited, a China-based IT services provider that was listed on the NYSE from 2010 to 2014. Prior to that, Mr. WU served as a vice president in the finance department at Huawei Technologies Co., Ltd. from 2006 to 2008. From 1997 to 2005, Mr. WU worked for Lucent Technology (China) Co., Ltd. and held various positions, lastly as the chief financial officer in the Greater China area. From 1995 to 1996, he was an accountant at the Beijing Representative Office of SAP AG and subsequently at SAP (Beijing) Software System Co., Ltd. Prior to that, Mr. WU held certain financial management positions, including the management accountant, sales routine supervisor and logistics assistant manager, at Wall’s China Co., Ltd. from 1991 to 1995. Mr. WU has served as an independent non-executive director of Beijing Evercare Medical Technology Group Co., Ltd. since July 2021. Mr. WU graduated from University of International Business and Economics with a diploma majoring in international accounting in 1989 and he received an MBA degree from City University of Seattle in 1999.

“We are pleased to welcome Mr. WU Jun to our Board,” said Mr. PENG Yongdong, chairman and chief executive officer of Beike, “Mr. WU’s expertise in finance and extensive experience in the capital markets will significantly contribute to our corporate and capital markets development. We look forward to working with Mr. WU and having his help guide our company moving forward. Meanwhile, on behalf of the Board, we would like to thank Ms. CHEN Yu for her significant contribution to our company and wish her all the best in her future personal and career endeavors.”

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 20 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike’s platform; competition in our industry; relevant government policies and regulations relating to our industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.